Exhibit 99.1

Hebron Announces Results of Annual General Meeting

SHANGHAI and WENZHOU, China, September 4, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. ("Hebron" or the "Company") (Nasdaq: HEBT), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced the results of its 2020 Annual General Meeting of Shareholders (“AGM” or the “Meeting”) held on September 4, 2020. All of the proposals brought forward to shareholders for consideration and approval at the 2020 AGM were approved.

Shareholders representing 44.48% of the outstanding shares voted in favor of all the proposals submitted before the AGM, including:

(i)	to elect six members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders for their respective terms or until their successors are duly elected and qualified;
(ii)	to ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;
(iii)	to approve and adopt an amendment to the Company’s Memorandum of Association, as amended to change the Company’s corporate name to “Nisun International Enterprise Development Group Co. Ltd.”; and
(iv)	to transact any other business properly coming before the meeting.

The Company mailed a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about August 14, 2020. For more information, please see the Company's Proxy Statement relating to the Meeting, which was filed to the Securities and Exchange Commission (the "SEC") on Form 6-K on August 14, 2020. A detailed notice of the AGM is available on Hebron's website at http://www.fintaike.com.

About Hebron Technology Co., Ltd.

Hebron Technology Co., Ltd. (NASDAQ: HEBT) provides innovative comprehensive solutions for governments, financial institutions, small and micro businesses, and individuals in China by integrating technology, industry, and finance. Through its subsidiaries, the Company provides fintech services, consulting services, business services, and intermediary services to clients in a variety of industries. Its innovations include an open fintech ecosystem for financial institutions, a government credit system, an efficient capital liquidity system for the agriculture sector, and financial advisory intermediary services. Hebron’s technology-driven model deepens the link between industry and finance, serving the real economy and capturing opportunities in the new technology era. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission. Hebron assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: hebron@icrinc.com